FILE NO. 0-25322
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                              For October 27, 2003


                                SMC Ventures Inc.
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               (Translation of the registrant's name into English)

                          Suite 1000 - 1235 Bay Street
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                    (Address of principal executive offices)

                         Toronto, Ontario M5R 3K4 CANADA
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         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                   Form 20-F        |X|               Form 40-F         |_|


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                   Yes              |X|               No                |_|

                           Rule 12g-3-2(b) #: 82-2803

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                        IsoTis / GenSci Merger Complete:
          "IsoTis OrthoBiologics" Emerges as a Major New Global Player

Lausanne / Bilthoven / Irvine, October 27, 2003 - IsoTis (ISON: SWX/Euronext) is proud to announce the full completion of the merger between IsoTis S.A. and GenSci OrthoBiologics Inc. (GNS: TSX). This marks the creation of a new global contender in the rapidly growing field of OrthoBiologics.
With the combination of the two companies' sales and marketing functions and the integration of R&D virtually complete, IsoTis now stands well positioned towards establishing itself as a world market leader in OrthoBiologics, the fastest growing segment of the US$16 billion orthopedics market.
The OrthoBiologics sector, driven in large part by an aging, increasingly active population, is expected to keep growing at double digit percentages for the next several years.
IsoTis OrthoBiologics combines considerable expertise in natural bone grafts, synthetic bone graft substitutes, carrier technologies and growth factors. IsoTis has 6 leading edge products on the market, 9 more in the near to medium term pipeline and a focused, clearly defined longer-term research and product development program. The independent distribution network of 400 sales representatives provides a solid foundation for future top line North American growth, while a full product offering of leading edge technologies will help fuel the vigorous expansion of the highly fragmented, relatively underdeveloped European and international markets.
As previously stated, in light of recent revenue growth and market penetration trends of the company's products, management expects that full-year 2003 sales of IsoTis OrthoBiologics will slightly exceed 2002 combined sales of US$ 23 million. Management expects IsoTis OrthoBiologics to become cash-flow break-even and profitable during 2005.

Jacques Essinger, CEO of IsoTis OrthoBiologics said: "We are delighted at the completion of the merger. The opportunities for the company and its shareholders are significant. We have a strong product range on the market with substantial distribution power; we have a near-term pipeline and the development expertise to keep introducing new orthobiologics solutions; we have access to one of the world's largest research groups in our field to fuel long-term growth; and we have the organization and the financial resources to put the company on a steep growth curve in the years to come."

IsoTis OrthoBiologics - IsoTis OrthoBiologics was created in Q4 2003 through the merger of GenSci OrthoBiologics, a US-based orthobiology company, and IsoTis SA, a Swiss-Dutch biomedical company. The company operates out of its corporate headquarters in Lausanne, Switzerland, and its facilities in Bilthoven, The Netherlands and in Irvine, California, US. IsoTis OrthoBiologics has approximately 150 employees, a product portfolio with 6 orthobiology products on the market and 9 in development, pro-forma product sales of US$ 23 million in 2002, and is traded under the symbol "ISON" on both the Official Market Segment of Euronext Amsterdam, and the Main Board of the Swiss Exchange.

For information contact:
Hans Herklots                       Louis G. Plourde
Media & investor relations          Investor/shareholder relations
Tel: +31(0)30 229 5271              Tel: + (800) 561-2955 (North America)
Fax: +31(0)30 228 0255              E-mail: louis.plourde@isotis.com
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E-mail: investor.relations@isotis.com
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Website: www.isotis.com
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





(Certain statements in this Press Release are "forward-looking statements", including those that refer to management's plans and expectations for future operations, prospects and financial condition. One can identify these forward-looking statements by use of words such as 'strategy,' 'expects,' 'plans,' 'anticipates,' 'believes,' 'will,' 'continues,' 'estimates,' 'intends,' 'projects,' 'goals,' 'targets' and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. and GenSci only. Reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis/GenSci. Actual results could differ materially from current expectations due to a number of risk factors and uncertainties, including but not limited to the timely commencement and success of IsoTis' and GenSci's clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the combined Company's' products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents, the risk that implementing the merger may not provide all or any of the benefits projected, as it will place significant demands on our management. For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to the Joint Information Circular and to IsoTis' reports filed from time to time with the Swiss Stock Exchange, SWX, Euronext Amsterdam N.V. For a more detailed description of the risk factors and uncertainties affecting GenSci, refer to the Joint Information Circular and to GenSci's reports filed from time to time with the Canadian securities regulators, available at www.sedar.com. IsoTis and GenSci are not obligated to update or revise any forward-looking statements, whether as a result of new information or otherwise.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.)


ANNEX
NOTICE TO GENSCI SHAREHOLDERS
The merger has been effected by way of a Plan of Arrangement under the Company Act (British Columbia). In accordance with the Plan, the directors of GenSci Regeneration Sciences Inc. have fixed the initial share exchange ratio (the portion of an IsoTis Share to be exchanged for each GenSci share) at a minimum of 0.46 of an IsoTis Share for each GenSci Share. Later this week, on October 31, the GenSci board will make a final determination of GenSci's tax and other liabilities resulting from the plan of arrangement, at which time the final share exchange ratio will be determined. In no event will the share exchange ratio be less than 0.46 of an IsoTis Share for each GenSci share.

The issuance of new IsoTis Shares is subject to formal registration of the shares in Switzerland, which is expected to be completed on October 30, 2003, barring any unforeseen circumstances.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                           SMC Ventures Inc.
                              (formerly GenSci Regeneration Sciences Inc.)
                                           (REGISTRANT)


Date: 10-27-03                             /s/ Hugh Notman
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                                           Hugh Notman
                                           President & CEO